Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05	Change
ASSETS

Cash & equivalents	63,434	56,519	118.1	105.2	12.2%
Other current assets	175,488	172,108	326.8	320.5	2.0%
Total current assets	238,922	228,627	444.9	425.7	4.5%

PP&E, net	338,523	330,964	630.4	616.3	2.3%
Other assets	79,967	85,574	148.9	159.3	-6.6%

TOTAL ASSETS	657,412	645,165	1,224.2	1,201.4	1.9%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	31,144	18,618	58.0	34.7	67.3%
Other current liabilities	86,299	83,095	160.7	154.7	3.9%
Total current liabilities	117,443	101,713	218.7	189.4	15.5%

Long-term debt (2)	118,962	143,133	221.5	266.5	-16.9%
Other long-term liabilities	40,173	37,057	74.8	69.0	8.4%
Total long-term liabilities	159,135	180,190	296.3	335.5	-11.7%

Minority interest	41,074	42,478	76.5	79.1	-3.3%

Stockholders' equity	339,759	320,785	632.7	597.3	5.9%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	657,412	645,165	1,224.2	1,201.4	1.9%

OTHER FINANCIAL INFORMATION

Total financial debt	150,107	161,751	279.5	301.2	-7.2%

Net debt (3)	86,673	105,232	161.4	196.0	-17.6%

Liquidity ratio	2.03	2.25
Debt / Capitalization	0.28	0.31

(1) Exchange rate: US$1.00 = Ch$537.03
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents
						12,678	+LC(-17)-[Capex_062004.xls]Hoja1!L23C13*m97j98/1000